FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Macricostas, Constantine S.	2. Issuer Name and Tickler or Trading Symbol Photronics, Inc. (PLAB)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							X	Director	10% Owner
							X	Officer (give title below)	Other (specify below)
Chairman of the Board
(Last) (First) (Middle) 1061 East Indiantown Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year September 27, 2002			7. Individual or Joint/Group Filing (Check Applicable Line)
				5. If Amendment, Date of Original (Month/Day/Year)			X	Form filed by One Reporting Person
(Street)
Jupiter, Florida 33477
Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	9/27/02		P		10,000	(A)	(1)	256,696	(D)
Common Stock								34,000 (2)	(I) (2)	Owned by Wife
Common Stock								2,280,000 (3)	(I) (3)	Owned by Limited Partnership
Common Stock								50,618 (4)	(I) (4)	Owned by Corporation

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*
If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) The 10,000 shares purchased on September 27, 2002, were purchased at the following prices: 100 shares at $10.50, 4,000 shares at $10.509, 800 shares at $10.51, 400 shares at $10. 528, 100 shares at $10.529, 100 shares at $10.53, 1,200 shares at $10.55, 500 shares at $10.59, 300 shares at $10.60, 100 shares at $10.649, 1,000 shares at $10.65, 1,000 shares at $10.66, and 400 shares at $10.70.

(2) Mr. Macricostas disclaims beneficial ownership of these shares.

(3) Represents all of the shares held by a limited partnership of which Mr. Macricostas owns limited partnership interests.  Mr. Macricostas disclaims beneficial ownership of those shares not represented by his limited partnership interests.

(4) Represents all of the shares held by a corporation of which Mr. Macricostas owns a significant interest.  Mr. Macricostas disclaims beneficial ownership of those shares not represented by his ownership interest.  This corporation serves as the general partner of the limited partnership referred to above.

	By:	/s/ Anthony N. Cicchetti	October 1, 2002

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
	See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	Attorney-in-fact

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